Exhibit 99.2

HEXO Corp.

Management’s Discussion & Analysis

For the three and nine months ended

April 30, 2023

Table of Contents

INTRODUCTION	2
COMPANY OVERVIEW	2
PROPOSED ACQUISITION OF HEXO CORP. BY TILRAY BRANDS INC AND PRIVATE PLACEMENT OF SERIES 1 PREFERRED SHARES	3
HEXO GROUP OF FACILITIES	4
TRUSS BEVERAGE CO.	5
HEXO USA	6
OTHER SIGNIFICANT EVENTS	6
OPERATIONAL AND FINANCIAL HIGHLIGHTS	7
SUMMARY OF RESULTS	8
ADJUSTED EBITDA	16
FINANCIAL POSITION	17
LIQUIDITY AND CAPITAL RESOURCES	18
GOING CONCERN	19
CAPITALIZATION TABLE	20
CAPITAL RESOURCES	21
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS	22
FINANCIAL RISK MANAGEMENT	23
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	24
RELATED PARTY TRANSACTIONS	24
MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING	25
RISK FACTORS	28
NON-IFRS MEASURES	31
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	32

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended April 30, 2023

All dollar amounts in this Management’s Discussions and Analysis (“MD&A”) are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated. Amounts expressed in United States dollars (“USD”) are expressed as US$.

All balances of common shares, common share purchase warrants, stock options, restricted share units and deferred share units herein are reflective of the fourteen to one (14:1) share consolidation effective December 19, 2022. See section “Share Consolidation.”

Introduction

This MD&A of the financial condition and results of the operations of HEXO Corp and our subsidiaries (collectively, “we” or “us” or “our” or the “Company” or “HEXO”) is for the three and nine months ended April 30, 2023. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”). This MD&A is supplemental to, and should be read in conjunction with, our audited consolidated financial statements (“financial statements”) for the year ended July 31, 2022. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis or cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities and will only do so in the future to the extent fully legal under all applicable U.S. federal or state laws.

On April 10, 2023 the Company entered into a definitive arrangement agreement with Tilray Brands Inc (“Tilray”) in which Tilray is looking to acquire 100% of the outstanding common shares of the Company (the “Arrangement”). See the section ‘Proposed Acquisition of HEXO Corp. by Tilray Brand Inc.’.

Management estimates that the working capital at April 30, 2023, and forecasted cash flows will require additional capitalization in order to meet the Company’s obligations for the foreseeable future, particularly in the event the Arrangement with Tilray is not completed. See Note 2 of the financial statements, and the ‘Liquidity and Capital Resources – Going concern’ section of this MD&A, for a more detailed discussion.

This MD&A is dated June 14, 2023.

Company Overview

HEXO is a consumer-packaged goods (“CPG”) cannabis company with a leading adult-use market share in Canada. Our business focuses on the cultivation, production, manufacturing and sale of cannabis and cannabis 2.0 derivative products. The Company’s primary addressable markets are the Canadian adult-use market, the global medical market (where permitted by regional legislation) and the Canadian medical market.

We pride ourselves in developing innovative award-winning products, which has been evident in our product offerings from the beginning. From our early innovations of Canada’s first oil oral spray, Elixir, to the pioneering of the 28g bulk format and the introduction of straight edge pre-rolls, we strive to develop the right products for the market at the right time. We are committed to putting consumers at the center of everything we do by ensuring we understand them, and their needs that cannabis can address or enhance in their lives. This data driven approach is at the core of our innovation pipeline and is coupled with our keen focus on delivering safe, reputable, high-quality cannabis products to our customers and consumers.

HEXO is headquartered in Gatineau, Quebec, which is home to our first and largest cultivation campus, over 1.2 million sq. ft, with ten grow rooms and four major growing zones and capacity for 220,000 plants. HEXO’s state-of-the-art facilities in Gatineau, Québec are purpose-built and engineered to provide exceptional capacity and streamlined operations. We also have a top tier cultivation and manufacturing facilities in Fenwick, Ontario leveraging the unique microclimate of the Ontario Greenbelt, enabling us to deliver a premium cannabis experience from seed to sale. HEXO’s Cayuga, Ontario site is one of the biggest cultivation sites in North America, at over 98 acres and nearly 700 plants inside and 60,000 plants under hoop houses.

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We are constantly assessing our product development, cultivation, processing, marketing and sales practices to offer adult-use and medical cannabis products, extracts and derivatives in accordance with the Cannabis Act in Canada and globally, pursuant to all applicable international regulations.

Proposed Acquisition of HEXO Corp. by Tilray Brands Inc and Private Placement of Series 1 Preferred Shares

On April 10, 2023, the Company entered into a definitive arrangement agreement (the “Arrangement Agreement” or the “Arrangement”) with Tilray whereby Tilray will acquire all of the issued and outstanding common shares of the Company (the “HEXO Shares”), subject to approval by the holders of HEXO Shares (“HEXO Shareholders”) and the satisfaction or waiver of other closing conditions under the Arrangement Agreement (for full transaction details see Note 13 of the financial statements). Under the proposed Arrangement Agreement, each HEXO Shareholder will receive 0.4352 of a share of Tilray common stock in exchange for each HEXO Share implying a purchase price of US$1.25 per HEXO Share based on the volume weighted average price of Tilray Shares on the Nasdaq Stock Market (“Nasdaq”) for the 60-day period ended on April 5, 2023. On June 1, 2023, the Company and Tilray entered into an arrangement agreement amendment (the “Arrangement Agreement Amendment”), pursuant to which Tilray has agreed, subject to the satisfaction or waiver of the conditions precedent set out in the Arrangement Agreement, as amended, to acquire all of the outstanding Series 1 Preferred Shares (the “Preferred Shares”) of the Company based on the applicable Preferred Share Exchange Ratio (as hereinafter defined) pursuant to, and on the terms and conditions set out in, the Arrangement Agreement, as amended, and the plan of arrangement. The “Preferred Share Exchange Ratio” means such fraction of a share of Tilray common stock equal to the quotient obtained from dividing: (1) US$1.22 per Preferred Share, by (2) the lower of (a) the closing price of share of Tilray common stock on the Nasdaq Stock Market, and (b) the five day volume-weighted average trading price of a share of Tilray common stock on the Nasdaq Stock Market, each calculated as of the end of the third business immediately prior to the effective date of the Arrangement.

The parties also entered into a letter agreement (the “Original Waiver and Amendment Agreement”), which, among other things, provides for a waiver by Tilray of, and the amendment to, certain covenants under the amended and restated senior secured convertible note due May 2026 issued by the Company and held by Tilray (the “Note”) to mitigate the risk of covenant breaches by the Company until the consummation of the Arrangement and to allow the Company to use existing cash resources to satisfy the Company’s ongoing payment and contractual obligations and operate its business. The Original Waiver and Amendment Agreement was amended by way of an amendment to the Original Waiver and Amendment Agreement dated June 1, 2023 (the “Amendment to the Waiver and Amendment Agreement” and, collectively with the Original Waiver and Amendment Agreement, the “Waiver and Amendment Agreement”).

The Arrangement Agreement Amendment and the Amendment to the Waiver and Amendment Agreement were entered into in order to satisfy a condition precedent and/or in connection with the terms of a private placement (the “Private Placement”) of newly created Series 1 Preferred Shares (the “Preferred Shares”) completed by the Company on June 1, 2023. The first tranche of the Private Placement consisted of the issuance of 11,500,000 Preferred Shares at an issue price of US$1.00 per Preferred Share for gross proceeds to the Company of US$11.5 million. The Preferred Shares are non-voting and are entitled to a preference over the common shares of the Company with respect to the payment of dividends and liquidation preference. The Preferred Shares carry a redemption price of US$1.22 per Special Share (the “Redemption Price”). After payment to Tilray of US$6.5 million under the Waiver and Amendment Agreement as well as transaction-related fees and expenses, the Company retained approximately US$5 million of net proceeds from the first tranche closing. US$13,500,000 was also deposited into escrow by the investor (the “Escrowed Amount”) representing the second tranche of the Private Placement. Upon satisfaction or waiver of all closing conditions set forth in the Arrangement Agreement and the Company (the “Release Condition”), the Company will receive the Escrowed Amount and will issue 13,500,000 Special Shares to the investor. The Escrowed Funds will be returned to the investor if the Release Condition is not satisfied on or before August 31, 2023.

The amendments to certain financial covenants in the Note pursuant to the Waiver and Amendment Agreement included: Tilray waived the requirement under the Note that HEXO and its subsidiaries, on a consolidated basis, achieve a positive Adjusted EBITDA (as defined in the Note) for the three months ending April 30, 2023 and for subsequent quarters, and amended the financial covenant set out under the Note to reduce the minimum liquidity threshold from US$20 million to US$1.00. On April 30, 2023, the Company was compliant with the amended minimum liquidity covenant.

At the special meeting of HEXO Shareholders held on June 14, 2023, HEXO Shareholders voted to approve the Arrangement resolution, and, subject to the satisfaction or waiver of other closing conditions under the Arrangement Agreement, the Arrangement is expected to close later in June 2023.

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HEXO Group of Facilities

The Company has demonstrated stabilized capital expenditure spending during the nine months ended April 30, 2023. Management believes that cost efficiencies and operational streamlining can and have been accomplished with the existing facilities and capacity on hand, without additional significant capital requirements.

The following provides information about HEXO’s consolidated group of facilities as of the date of this MD&A:

Location	Purpose	Description

Masson, Quebec (Corporate Headquarters)	Cultivation & Manufacturing

The Company’s Gatineau, Quebec facility is its first and largest cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse, a 250,000 sq. ft. greenhouse and a 1 million sq. ft. greenhouse. Except as noted below, the facility is licensed by Health Canada for Standard Cultivation, Standard Processing, Sale for Medical Purposes and the current license expires April 7, 2023. The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

In Q2’23, management migrated the majority of the packaging activity at the Masson location to the Fenwick facility in order to streamline operations and provide expected cost savings.

During FY23, management has introduced contract grow to the Masson facility, which is expected to gradually become its primary function, while continuing to be the Company’s cultivation facility serving the provincial market of Quebec. Contract grow operates on a purchase order by purchase order and supply agreement basis. These operations may also include the cultivation of other licensed producers’ stains in order to help maximize usage of the Company’s grow capacity.

Fenwick, Ontario	Cultivation & Manufacturing

The approximately 400,000 sq. ft. owned Fenwick Facility is where all central administrative functions of Redecan are located including accounting, purchasing and quality assurance. The facility is licensed for Standard Cultivation, Standard Processing and Sale for Medical and Adult-use Purposes (effective September 25, 2020 to September 25, 2023). The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

This facility now serves as the Company’s primary processing (extraction, bud drying, trimming and bulk bagging), manufacturing (capsule, pre-roll), and packaging (flower packaging, vape filling and packaging, oil bottling and packaging, capsule bottling and packaging, and pre-roll packaging) site.

Cayuga, Ontario	Cultivation & Manufacturing

The Cayuga facility operates a seasonal annual crop cycle, operating outside and under hoophouses. The crops are planted in the spring and harvested in the fall. The Cayuga Facility is licensed by Health Canada for Standard Cultivation effective until July 3, 2023. The site received a cannabis processing license effective February 23, 2023, which is effective until July 3, 2023. Management expects the site’s licenses to be renewed prior to expiry.

The primary functions of the site are cultivation of annual seasonal crops for pre-roll bud and shake for extraction, drying, trimming, bulk bagging, and storage of bulk harvested cannabis materials.

Ottawa, Ontario	Other	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its administrative and finance functions.

Effingham, Ontario	Propagation, Mother plant maintenance, Medical sales distribution	The Effingham Facility’s cultivation activities are utilized for vegetative plant propagation and mother plant maintenance. The leased facility produces plants to transfer to the Cayuga Facility and Fenwick Facility for cultivation and harvesting. The Effingham Facility also acts as the center for direct to patient medical sales order fulfillment and patient enrollment, management, and record keeping. The facility is licensed for Standard Cultivation, Processing and Selling purposes, with the current license expiring June 26, 2023. The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

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Assets Held for Sale or Disposed Of

Location	Purpose	Description
Kirkland Lake, Ontario	Non-operational (formerly cultivation & manufacturing)

The Kirkland Lake Facility is located on 800 acres of land owned by DelShen Therapeutics Corp. (a subsidiary in the acquired group of companies 48North Cannabis Corp. (together “48North”) on September 1, 2021) and comprises approximately 40,000 sq. feet of indoor cannabis cultivation and processing facility. The facility’s license issued by Health Canada for Standard Cultivation and expired on February 11, 2022.

Management decommissioned and closed the facility in FY22. The closure enabled the Company to centralize cannabis cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes.

The facility continues to be classified as held for sale as at April 30, 2023 on the Company’s interim consolidated financial statements.

Brantford, Ontario	Non-operational (formerly R&D)

HEXO’s Brantford Facility previously served as a strain development site (with additional cultivation capability) facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land. The facility was previously fully licensed by Health Canada (Standard Cultivation, Standard Processing and Selling) but the license was terminated by the Company on November 17, 2021 as the operations were moved to Masson to reduce costs.

The facility was sold during the three months ended April 30, 2023.

Fort Collins, CO	R&D

The approximately 50,000 sq.ft. facility was the Company’s first international property and was intended to provide for the necessary infrastructure to expand our joint business venture with Molson Coors, Truss CBD USA and provide US CPG companies access to the Powered by HEXO® technology and products.

On April 12, 2023, the Company transferred ownership of the facility to Tilray as contemplated by the Original Waiver and Amendment Agreement (see the section ‘Proposed Acquisition of HEXO Corp. by Tilray Brands’).

Truss Beverage Co.

The Company currently serves the Canadian cannabis beverage market through Truss Beverage Co. (“Truss” or “Truss LP”), our business venture with Molson Coors Canada (“Molson Canada”). Truss is a market leader in developing and producing a range of cannabis beverages that focus on great taste and a consistent experience. Operating out of Belleville Ontario, Truss’s exclusive focus is on cannabis beverages and cannabis beverages only. Truss beverage products continue to be one of the top cannabis beverage market share positions in Canada, holding the number one market share position in Q3’23 with 35%+ of total sales1.

Prior to October 1, 2021, cannabis beverage related operations were conducted by HEXO (through a division of the Company, HEXO Cannabis Infused Beverages or “HEXO CIB”) under HEXO’s licensing. On October 1, 2021 Truss obtained its own manufacturing and processing license at which time under a shared services arrangement, the Company purchased the manufactured goods from Truss LP and sold the beverages through to third parties, as a principal in the arrangement. On May 2, 2022, Truss received its independent selling license from Health Canada however, the license was not operationalized until November 1, 2022 and as a result the Company has ceased the recognition of Cannabis Infused Beverage (“CIB’s”) sales beginning in Q2’23.

As a part of the Company’s ongoing assessment of its business plan and strategy, management continues exploring options regarding the future of its investment in Truss.

[1]	Per HiFyre retailer sales data based on sales for the Q3’23 period.

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HEXO USA

The Company previously established HEXO USA Inc. (“HEXO USA”) – a wholly owned US based entity created with the intention to facilitate our expansion into the US hemp market. Management acquired an approximately 50,000 sq.ft. facility in Fort Collins, Colorado as the Company’s first international property and was intended to provide for the necessary infrastructure to expand our joint business venture with Molson Coors. Managements vision for HEXO USA was to focus on the research, development and formulation of creating unique cannabinoid cocktails (blends) tailored to specific applications to maximize cannabinoid functionality at high level margins. The strategy was anticipated to be applicable to CBD and minor cannabinoid-based products across both regulated markets and non-regulated markets as we await federal legalization. This includes the formulation and development of cannabinoid beverages, topicals/vanity personal care products to edibles, gummies and infused pre-rolls.

On April 10, 2023, the Company transferred ownership of the Fort Collins facility to Tilray as contemplated by the Original Waiver and Amendment Agreement (see the section ‘Proposed Acquisition of HEXO Corp. by Tilray Brands Inc and Private Placement of Series 1 Preferred Shares’).

Effective December 31, 2022, management reached a mutual agreement with Molson Coors, the majority partner in the Colorado based joint business venture, Truss CBD USA LLC (“Truss CBD USA”) to cease operations and dissolve the business. Truss CBD USA had been established to provide hemp-derived CBD in food and beverage across the US, where legally permitted, however the underperformance of the business and a mutual desire to explore alternative strategies in the US market led to the dissolution of the venture. Truss CBD USA was accounted for under the equity method and therefore did not contribute to the Company’s net earnings outside of the 42.5% share of the Truss CBD USA quarterly net losses each period (recorded through other income).

Other Significant Events

Share Consolidation

On December 14, 2022, the Company consolidated its Common Shares on the basis of fourteen (14) existing pre-consolidation Common Shares for every one (1) post-Consolidation Common Share (the “Consolidation”) in order to regain compliance with its Nasdaq listing requirements. As a result of the Consolidation, the 600,988,447 shares issued and outstanding prior to the Consolidation were reduced to approximately 42,927,745 Common Shares. On Consolidation, the exercise or conversion price and the number of Common Shares issuable under any of the Company’s outstanding warrants, senior secured convertible note, stock options and other share-based securities exercisable for or convertible into Common Shares were proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

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Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Condensed summary of results for the three months ended April 30, 2023, January 31, 2023 and April 30, 2022 and the nine months ended April 30, 2023 and 2022.

	For the three months ended			For the nine months ended
CONDENSED FINANCIAL RESULTS	April 30, 2023	January 31, 2023	April 30, 2022	April 30, 2023	April 30, 2022
	$	$	$	$	$
Revenue from sale of goods	31,727	35,268	63,590	119,879	205,101
Excise taxes	(10,534)	(11,809)	(18,021)	(39,683)	(56,808)

Net revenue from sale of goods	21,193	23,459	45,569	80,196	148,293
Service revenue[1]	392	702	—	1,320	225

Net revenue	21,585	24,161	45,569	81,516	148,518
Cost of goods sold	(29,075)	(26,337)	(55,179)	(90,974)	(199,463)

Gross loss before fair value adjustments	(7,490)	(2,176)	(9,610)	(9,458)	(50,945)
Fair value adjustments[2]	(1,864)	(3,800)	4,335	(23,228)	11,134

Gross profit/(loss)	(9,354)	(5,976)	(5,275)	(32,686)	(39,811)
Operating expenses	(111,362)	(23,771)	(127,704)	(158,298)	(918,139)

Loss from operations	(120,716)	(29,747)	(132,979)	(190,984)	(957,950)
Interest income (expense), net	41	(752)	(4,964)	(2,628)	(14,552)
Non-operating income (expense), net	(8,990)	34,169	(14,759)	10,547	(33,736)

Net income/(loss) before tax	(129,665)	3,670	(152,702)	(183,065)	(1,006,238)
Current and deferred tax (expense)/recovery	12,459	(2,948)	7,697	10,323	33,070

Net income/(loss)	(117,206)	722	(145,005)	(172,742)	(973,168)
Other comprehensive income	1,861	(11,784)	(1,658)	(5,723)	19,339

Total net loss and comprehensive loss	(115,345)	(11,062)	(146,663)	(178,465)	(953,829)

[1]	The Company notes that $1,069 of previously classified Service revenue has been reclassified to Revenue from sale of goods in the three months ended October 31, 2022.
[2]	Realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets.

	April 30, 2023	July 31, 2022
	$	$
Cash and cash equivalents	20,000	83,238
Adjusted Working Capital[2]	16,421	146,950
Inventory and Biological assets	39,723	82,315
Total debt & accrued and unpaid interest outstanding (undiscounted)	272,210	274,895

•	Total net revenues decreased 11% or $2,576 quarter over quarter and 53% or $24,376 compared to Q3’22.
•

Excluding Health Canada cannabis fees the Company’s general and administrative expenses improved by $2,627 or 25% quarter over quarter. Comparably to Q3’22, the expenses were significantly improved by $15,748 or 67%.

•	Selling, marketing and promotion expenses (“SM&P”) also improved by 48% or $2,554 relative to Q3’22 and remaining consistent quarter over quarter.
•

When taken as percentage of net sales, during the nine months ended April 30, 2023, the Company’s general, administrative, selling, marketing and promotion and research and development costs improved to 15% when compared to the same period in fiscal 2022.

•	The Company recognized a CGU impairment loss of $73,689.
•	The Company’s loss from operations improved by $9% relative to Q3’22.
•	Operating cashflows in the nine months ended April 30, 2023 were significantly improved by $77,949 relative to the nine months

[2]	This is a supplementary financial measure. See section “Non-IFRS Measures” of this MD&A for additional details.

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ended April 30, 2022.

•

The Company recognized an Adjusted EBITDA loss of ($3,939) in Q3’23, an increased loss of $1,527 quarter over quarter. The Q3’23 Adjusted EBITDA is inclusive of the Company’s Health Canada cannabis fees of $2,495. Relative to Q3’22 Adjusted EBITDA was significantly improved by $14,399.

Summary of Results

Revenue

The following table represents the Company disaggregated net revenues from the sale of goods by sale stream variances from the previous quarter and the comparative quarter of the prior fiscal year.

For the three months ended	Q3’23	Q2’23	Variance	Variance	Q3’22	Variance	Variance
	$	$	$	%	$	$	%
Adult-use cannabis net revenue	16,056	21,333	(5,277)	(25%)	31,125	(15,069)	(48%)
Beverage based adult-use sales	—	—	—	n/a	4,059	(4,059)	(100%)
International sales	649	(265)	914	345%	6,446	(5,797)	(90%)
Domestic medical sales	517	550	(33)	(6%)	672	(155)	(23%)
Wholesales	3,971	1,841	2,130	116%	3,267	704	22%

Net revenue from the sale of goods	21,193	23,459	(2,266)	(10%)	45,569	(24,376)	(53%)

Service revenues	392	702	(310)	(44%)	—	392	n/a

Total net revenues	21,585	24,161	(2,576)	(11%)	45,569	(23,984)	(53%)

ADULT-USE SALES

Adult-Use Sales (excluding beverages)

The Company’s Q3’23 adult-use net sales decreased 25% or ($5,277) quarter over quarter. The decline was, amongst other factors, was driven by lower sales in Alberta, certain supply issues and delisted products in Quebec as well as lower sales focus in the smaller markets of Saskatchewan and Manitoba. Also, management noted in Q2’23, $2,186 of net revenue associated with delayed shipments to Alberta (due to severe weather) in Q1’23 had been recognized upon its delivery.

Net sales have declined 33% relative to Q3’22 as the result of decreased market share and lower demand across key provincial markets due to increased competition. The Zenabis subsidiary (which was deconsolidated in Q4’22 upon loss of control), contributed $1,578 of net sales in Q3’22, which are no longer applicable to the Company.

Beverage Based Adult-Use Sales

Sales from the CIB revenue stream effectively represented the sales activity of the Company’s joint business venture with Molson Canada, Truss. On November 1, 2022 Truss operationalized their cannabis sales license and began selling CIBs directly, at which point the Company ceased the recognition of CIB sales. Thus, sales recognized by HEXO in Q3’23 and Q2’23 were $nil.

INTERNATIONAL SALES

International net revenues are subject to volatility on a quarter-to-quarter basis. While management monitors for international opportunities, under the Company’s revised strategy, managements main focusing remains on the domestic Canadian market. During the period, the Company engaged in an international purchase agreement and recognized moderate sale of $649. During Q2’23 the Company recognized a price concession of ($265) pertaining to a sale in Q1’23.

International sales in Q3’22 included $3,779 of Zenabis revenues, which are no longer applicable to the consolidated results of HEXO as the result of Zenabis filing for CCAA protection in Q4’22 and the associated loss of control over Zenabis. No new demand from the Company’s former Israeli medical cannabis client has also resulted in $2,018 of decreased sales relative to Q3’22.

The diminished international sales in the nine months ended April 30, 2023 when compared to FY22 are due to the reasons as outlined above.

DOMESTIC MEDICAL SALES

Domestic net medical revenue remained relatively flat quarter over quarter and as compared to Q3’22.

WHOLESALE REVENUE

Wholesale activity consists of transactions between the Company and other domestic licensed entities. These sales are generally larger quantities at competitive, bulk sale prices which may vary from sale to sale and period to period. Wholesales are also free of excise taxes, as the burden belongs to the purchasing entity.

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Wholesale net revenues increased 116% quarter over quarter as the result of increased purchase orders and volumes. Wholesale revenues increased 22% when compared to Q3’22, due to the acquisition of new wholesale clients and purchase orders in the current period, whereas in Q2’22 the majority of the periods sales pertained to the now deconsolidated subsidiary Zenabis.

Wholesale revenues in the nine months ended January 31, 2023, have decreased 28% from the comparative period of FY22 due to those reasons outlined above.

SERVICE REVENUES

Beginning in Q1’23, the Company began providing tolling services for licensed producers. These revenues are ad hoc agreements on a purchase order by purchase order basis. The Company recognized $392 and $702 of tolling services and other revenues in Q3’23 and Q2’23, respectively.

Excise Taxes

Excise taxes are applicable to the adult-use and medical sales. Excise taxes are presented against the revenue generated by the sale of cannabis to derive the Company’s net revenues on cannabis sales. Excise taxes for flower-based products are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products. Excise taxes for distillate, oil-based products, such as the adult-use cannabis infused beverages are applied on the basis of a fixed amount per mg of THC, whereas CBD products are free of excise taxes.

Excise taxes in Q3’23, as a percentage of gross sales has remained flat quarter over quarter and has increased 5% from Q3’22 as the result of the sales mix of excise tax applicable revenues, relative to total net sales in each period.

Cost of Goods Sold and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, net realizable adjustments, write offs, depreciation and overhead.

The fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of goods sold.

The fair value of biological assets represents the increase or decrease in fair value of plants during the growing process, less expected costs of completion and estimated selling costs.

The crystallization of fair value on business combination accounting is a result of the purchase price accounting and related inventory fair value of business combinations. As of Q4’22, the impact of crystallization has been fully realized and is no longer an adjustment to gross profit before adjustments below. These figures represent fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in ‘Realized fair value amounts on inventory sold.’ However, per IFRS 3 requirements, the carried fair value adjustments were then capitalized to the inventories cost base upon acquisition and recorded in Cost of goods sold.

The following table summarizes and reconciles the Company’s gross profit line items per IFRS to the Company’s selected non-IFRS financial measures adjusted cost of sales, gross profit before adjustments and gross profit before fair value adjustments. Refer to section ‘Non-IFRS Measures’ for definitions.

For the three months ended	April 30, 2023	January 31, 2023	April 30, 2022
	$	$	$
Net revenue from the sale of goods	21,193	23,459	45,569
Adjusted cost of sales from the sale of goods	(12,167)	(12,818)	(30,722)

Gross profit before adjustments	9,026	10,641	14,847
Gross margin before adjustments	43%	45%	33%
Depreciation included in COGS[1]	(4,642)	(4,675)	(4,814)
Write off of biological assets and destruction costs	—	—	—
Write off of inventory	(2,425)	(817)	(1,973)
Write (down)/up of inventory to net realizable value	(9,729)	(7,600)	(13,274)
Crystallization of fair value on business combination accounting	—	—	(4,396)

Gross (loss)/profit before fair value adjustments	(7,770)	(2,451)	(9,610)
Realized fair value amounts on inventory sold	(2,846)	(5,194)	(8,903)
Unrealized gain on changes in fair value of biological assets	982	1,394	13,238

Gross (loss)/profit	(9,634)	(6,251)	(5,275)

[1]

The Company has modified the definition of the Non-IFRS metric gross profit/margin before adjustments to be net of depreciation included COGS in order to align with managements definition of the key metric, used in the evaluation and monitoring of the business, as well as to better align with the Company’s competitors defined measure.

9    MD&A

GROSS MARGIN BEFORE ADJUSTMENTS

The following table illustrates the breakout of gross profit before adjustments (non-IFRS financial measure) by sales stream for the current the previous fiscal quarters.

For the three months ended	Adult-Use (excluding beverages)		Medical		International		Wholesale		Total non-beverage		Adult-use beverages			Company total
April 30, 2023	$		$		$		$		$		$			$
Net revenue from the sale of goods		16,056		517		649		3,971		21,193		—			21,193
Adjusted cost of sales		(8,720)		(120)		(220)		(3,107)		(12,167)		—			(12,167)

Gross profit before adjustments ($)		7,336		397		429		864		9,026		—			9,026
Gross margin before adjustments (%)		46%		77%		66%		22%		43%		n/a			43%

January 31, 2023	$		$		$		$		$		$			$
Net revenue from the sale of goods		21,333		550		(265)		1,841		23,459		—			23,459
Adjusted cost of sales		(12,043)		(118)		—		(657)		(12,818)		—			(12,818)

Gross profit before adjustments ($)		9,290		432		(265)		1,184		10,641		—			10,641
Gross margin before adjustments (%)		44%		79%		n/a		64%		45%		n/a			45%

April 30, 2022	$		$		$		$		$		$			$
Net revenue from the sale of goods		31,125		672		6,446		3,267		41,510		4,059			45,569
Adjusted cost of sales[1]		(21,543)		(291)		(2,611)		(2,218)		(26,663)		(4,059)			(30,722)

Gross profit before adjustments ($)		9,582		381		3,835		1,049		14,847		—			14,847
Gross margin before adjustments (%)		31%		57%		59%		32%		36%		Nil	%		33%

[1]

The Company has modified the definition of the Non-IFRS metric gross profit/margin before adjustments to be net of depreciation included COGS in order to align with managements definition of the key metric, used in the evaluation and monitoring of the business, as well as to better align with the Company’s competitors defined measure.

Adult-Use (excluding beverages)

The non-beverage adult-use adjusted gross margin has increased moderately due to a favourable sales mix. When compared to Q3’22, the adjusted gross margin has significantly improved due to Q2’22 having recognized lower processing volumes which resulted in unfavorable under absorption rates at the Company’s former Belleville production facility.

International

The Company’s international sales and the associated gross margins may vary from period to period as they are dependent upon the specific purchase order arrangements. The Company’s international sales adjusted gross margin is typically higher margin and is specific to the purchase orders of the period. During Q3’23 the adjusted gross margin stabilized to 66%, which is relatively consistent with that of Q3’22.

Wholesale

The Company’s wholesale activity and the associated gross margins may vary from period to period as they are dependent upon the specific wholesale agreements with domestic licensed producers. The wholesale gross margin before adjustments has decreased quarter over quarter due to a higher sales mix of lower margin products being sold during the period, such as extraction grade flower as well as certain previously impaired stock being sold during the period. The Company’s adjusted wholesale gross margin relative to Q3’22 has also been reduced for those reasons above.

Cannabis Infused Beverages

The Company’s adult-use beverage sales possess a gross margin $nil upon entering into the transfer agreement between HEXO and Truss LP. Beginning November 1, 2022, Truss LP has operationalized its cannabis selling license and as a result, the Company no longer recognizes sales of CIBs (see section ‘HEXO CIB’).

IMPAIRMENTS AND WRITE OFFS

During Q3’23, the Company wrote off $2,425 of aged out inventory and wrote down inventory to its net realizable value of $9,729, inclusive of certain accounting adjustments. During Q2’23 the Company wrote off $817 of unsellable inventory and impaired an additional $7,600 of inventory due to aged out product and stock which did not meet certain specifications. In Q1’23 the Company incurred net impairments of $4,915 due to aged out and excess inventory. The Company destroyed and wrote off costs of $4,400 associated with the aged out and unsellable stock. The Company reversed $5,351 of previously impaired inventory as the result of utilizing the stock in value brands and cannabis derivative products.

In Q3’22 the Company recognized impairment and write offs pertaining to certain aged and unsellable inventory and certain stock associated with the decommissioning of facilities. In Q2’22, the Company wrote off $4,941 of previously unimpaired aged inventory.

10    MD&A

The Company also wrote off $1,360 of compromised biological assets due to an overheating issue which has since been remediated. Also, impairments of $12,887 were recognized due to aged inventory and excess supply. In Q1’22, the Company destroyed $980 of biological asset and wrote off $615 of inventory upon the ending of operations at the Langley facility (acquired through Zenabis). Also, during the period, the Company impaired $36,197 of inventory primarily due to the cessation of the Keystone Isolation Technology project which would have used significant biomass to commission the Company’s cannabis distillation equipment.

FAIR VALUE ADJUSTMENTS

During the three months ended April 30, 2023, the unrealized gain on changes in fair value of biological assets decreased 30% quarter over quarter. The reduction was due to lower average selling prices. Relative to Q3’22 the unrealized gain on changes in fair value of biological assets has decreased 93% as the result of lower plants on hand due to the reorganization of the businesses operations (less cultivation facilities and capacity), lower weighted average selling prices and the change in estimated trim value, which is now valued at $nil.

The 89% decrease in unrealized gain on changes in fair value of biological assets during the nine months ended April 30, 2023 as compared to the same period in FY22 is due to those factors noted above.

In Q3’23, the realized fair value adjustment on inventory sold fell by 45% quarter over quarter. This decrease was the result of substantially lower weighed average selling prices and lower volumes sold. The realized fair value adjustment on inventory sold during the period decreased 68% relative to Q3’22 due to the deconsolidation of the Zenabis subsidiary in Q4’22, lower volumes sold and certain accounting adjustments.

During the nine months ended April 30, 2023, the realized fair value adjustment on inventory sold increased 11%. This is due to the acquisition of Redecan in Q1’22 and no fair value on inventory sold being recognized on Redecan sales during Q1’22, thus partially counteracting those factors noted above. The fair value had been crystalized to, and included in, the opening balance inventory’s carrying value, through the applicable purchase price allocation accounting and subsequently recognized through cost of goods sold (as crystallization).

Operating Expenses

	For the three months ended			For the nine months ended
	April 30, 2023	January 31, 2023	April 30, 2022	April 30, 2023	April 30, 2022
	$	$	$	$	$
General and administration	7,857	10,484	23,605	28,810	68,645
Selling, marketing and promotion	2,812	2,678	5,366	9,595	17,958
Share-based compensation	701	301	5,769	1,961	13,610
Research and development	81	166	540	569	2,985
Depreciation of PPE	831	839	1,579	2,454	4,776
Amortization of intangible assets	2,948	3,262	2,957	9,080	18,010
Restructuring costs	85	481	2,804	1,628	11,317
Impairment of PPE and AHFS	54,914	408	83,171	54,711	207,103
Impairment of intangible assets	18,775	—	—	18,775	140,839
Impairment of goodwill	—	—	—	—	375,039
Impairment of investment in associates	(115)	643	—	528	26,925
Derecognition of onerous contract	—	(269)	—	(269)	—
Loss/(gain) on disposal of PPE	236	133	(2,935)	(141)	(2,861)
Acquisition, integration & transaction costs	19,742	4,645	1,175	28,102	30,120
Health Canada cannabis fees[1]	2,495	—	3,673	2,495	3,673

Total	111,362	23,771	127,704	158,298	918,139

[1]

The Company has adjusted the presentation of the General and Administrative expenses to separately present the Health Canada Cannabis Fee’s for increased transparency. This presentation differs from that of the Company’s interim financial statements for the three and nine months ended April 30, 2023.

Operating expenses include general and administrative expenses, selling, marketing and promotion, share-based compensation, research and development, depreciation/amortization and other operating expenses. Selling, marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing, promotion and sales staff, and general corporate communications expenses. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

General and administrative expenses decreased by 2,627 or 25% quarter over quarter. The decline is largely attributable to a decrease in professional fees, specifically the release of audit related accruals. The remaining reduction is attributable to realized costs savings regarding the Company’s consolidated commercial insurance.

11    MD&A

General and administrative expenses were significantly improved by 67% relative to Q3’22. The driving forces behind the $15,748 of cost savings were the $4,935 or 63% decrease in net payroll expenses, realized upon management’s reorganization of the business’s structure and headcount and the reduction of professional fees were by 85% for cost savings of $5,918 by way of reducing reliance on third party providers for certain services and activities. Through the process of rightsizing departments, management reduced the Company’s dependency on consultants by 93%, resulting in cost savings of $3,110.

For the nine months ended April 30, 2023, general and administrative costs are down by 58% or $39,896 compared to the nine months ended April 30, 2022. Similarly, the cost reduction is driven by a $19,105 or 69% reduction in payroll costs related to restructuring, rightsizing and cost saving initiatives. The remaining cost savings were driven by those factors as stated above, the wind down and deconsolidation of the Company’s Belleville facility and Zenabis operations.

HEALTH CANADA CANNABIS FEES

Health Canada cannabis fees are fully recognized in the third quarter of each fiscal year as per the Company’s accounting policy.

The expenses in the three and nine months ended April 30, 2023 were $2,495, a 32% decrease when compared to the three and nine months ended April 30, 2022. The reduction is on trend with the diminished revenues in the period.

SELLING, MARKETING AND PROMOTION

The Company’s selling, marketing and promotion expenses remained relatively flat quarter over quarter.

Furthermore, selling, marketing and promotion expenses have improved by 48% or $2,554 when compared to Q3’22. The improvements are attributable to lower payroll costs because of the Company’s restructuring activities, as well as reduced spending at Redecan as the combined entity moved towards a lower cost structure.

During the nine months ended April 30, 2023, selling, marketing and promotion expenses decreased by 47% or $8,363 from the comparative period in FY22. Major drivers of this decrease are the reduction in marketing payroll expenses and the tapering off of the Company’s combined marketing spending due to integration. These decreases were partially offset by an increase in sales consulting spend in Q1’23.

SHARE-BASED COMPENSATION

Share-based compensation increased by $400, quarter over quarter due to the impact of the periods DSU grant to the board of directors and a stock option grant issued to CEO and CFO and other non-management employees.

For the three and nine months ended April 30, 2023, share based compensation has been reduced by 88% and 86% when compared to the three and nine months ended April 30, 2022. The decrease is attributable to a decline in the Company’s share price, the lower unvested outstanding option pool, and the accelerated vesting of options for the departure of certain executives and directors in FY22.

RESEARCH AND DEVELOPMENT (“R&D”)

For the three and nine months ended April 30, 2023, R&D expenses have been reduced by 85% and 81%, respectively when compared to the prior year as the result of managements reorganization and rightsizing efforts.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT (“PPE”)

Depreciation of property, plant and equipment recognized in operating expenses was consistent quarter over quarter.

For the three and nine months ended April 30, 2023, depreciation expenses were 47% and 49% lower when compared to the three and nine months ended April 30, 2022, respectively, due to a lower depreciable asset value base. The diminished asset pool is the result of the deconsolidation of Zenabis in Q4’22 and reduction of administrative and non-production purposed assets. Under the Company’s accounting policy, deprecation associated from the assets which contribute to the production and manufacturing of goods are capitalized during the period and ultimately recognized through cost of goods sold. Thus, the depreciation recognized through operating expenses pertain to those assets not contributing to the production and manufacturing of goods, which is a relatively lower asset pool in comparison to the value of fixed assets actively involved in operations.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets decreased nominally, quarter over quarter. Amortization expenses remained consistent when compared to the prior year comparative quarter.

During the nine months ended April 30, 2023, amortization expenses have decreased by 50%, respectively when compared to the prior year period. This is the direct result of the significantly reduced intangible asset pool due to $140,839 of impairment losses recognized in Q2’22. The losses were the result of the Company’s new management recasting estimated future cash flows and the diminished economic benefits associated with the acquired intangible assets from business combinations.

12    MD&A

RESTRUCTURING COSTS

The Company’s Q3’23 restructuring costs have decreased to $85 as the result of decreased restructuring activity relate to Q2’23 and Q3’22. During the comparative period of FY22, the Company realized restructuring costs associated with the wind-down and closing of the Belleville manufacturing facility and the restructuring of the executive office.

In the nine months ended April 30, 2023, restructuring charges were significantly reduced by 86% when compared to the same period in FY22. The prior years period included major restructuring events including the closure of the Belleville manufacturing facility, restructuring of the Company’s management and executive team, the restructuring of the board of directors and general departmental restructuring to right size the business and rationalize operating expenses.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

During Q3’23, an indicator of impairment was identified as the result of assessing the Definitive Agreements purchase price on April 10, 2023 relative to the net assets of the Company’s single, material cash generating unit, the Canadian cannabis operations (the “CGU”). The recoverable amount was determined by the implied purchase price per share of US$1.25 on April 10, 2023, and the fair market value of the assumed senior secured convertible note, to which Tilray is the lender. The exercise yielded a recoverable amount lesser than the CGU’s net assets and as a result, a total impairment loss of $73,689 was recognized. The CGU impairment was then prorated on a weighted average basis to the Company’s property, plant and equipment and intangible assets, which totaled $54,914 and $18,775, respectively.

In the previous quarter $408 of packaging equipment was impaired during the Company’s centralization of packaging activities. In Q3’22, management announced the closing of the Belleville facility in order to realize the efficiencies available under the existing footprint at its cultivation facilities. As a result, the Company impaired the applicable leasehold improvements, right of use assets, non-transferable cultivation and production equipment and remaining construction in progress at the site. Additional impairments were identified as a result of management’s assessment of future production capacity needs. This assessment resulted in the impairment of certain buildings and equipment acquired as part of the Zenabis business combination and the reflection of their expected fair market values.

For nine months ended April 30, 2023, impairments of plant, property and equipment are significantly lower when compared to the nine months ended April 30, 2022. In the prior year period, impairment losses of $207,103 were recognized as a result of significant revisions to forecasted future cashflows by the Company’s new management team and the planned cessation of operations at the leased, centralized manufacturing and processing facility in Belleville.

IMPAIRMENT OF INTANGIBLE ASSETS

During the three and nine months ended April 30, 2023 the Company recognized intangible asset impairment losses of $18,775 as the result of the proration of CGU impairment losses (see ‘Impairment of Property, Plant and Equipment’).

In the nine months ended April 30, 2022, indicators of impairment were identified as a result of significant revisions to the Company’s forecasts and estimates by the Company’s new management team. This resulted in the impairment of the Company’s acquired and capitalized brands, the licenses attributed to acquired cultivation facilities and the production Know-how asset totaling $140,839.

IMPAIRMENT OF GOODWILL

On January 31, 2022, the Company identified indicators of impairment as the Company’s carrying value of HEXO’s only material cash generating unit (the “Canadian Operations CGU”) exceeded market capitalization. The Company performed an impairment test and valuation of the Canadian Operations CGU resulting in a full impairment of the goodwill arising from the acquisitions of Zenabis, Redecan and 48North.

The Company has not generated additional goodwill since Q2’22 and as such no impairment losses have been recognized in FY23.

IMPAIRMENT OF INVESTMENT IN ASSOCIATE

During the nine months ended April 30, 2023, the Company recognized an impairment loss of $528 related to the wind-down of Truss CBD USA. Management reached a mutual agreement with the Partner, Molson Coors, to terminate Truss CBD USA and as such the investment was written down to the recoverable amount.

Comparatively, in the nine months ended April 30, 2022, the Company recognized an impairment of $26,925 in its investment in associate, Truss LP. On January 31, 2022, there existed indicators of impairment, management performed a discounted cash flow valuation which resulted in an impairment write down to the investments recoverable amount.

13    MD&A

ACQUISITION, INTEGRATION AND TRANSACTION COSTS

During the three months ended April 30, 2023 acquisition, integration and transaction costs amounted to $19,742 and were comprised of the following:

•	Waiver consideration cash payments to Tilray of $7,730;

•

Standard monthly and certain accelerated payments of the facility savings as per the commercial agreement associated with the reassignment of the Senior secured convertible note of $3,939 ($3,374 in Q2’23);

•	Legal, professional, and other special engagement expenses associated with the Arrangement Agreement of $3,386;

•	Excess fair market value over and above the stated value of the transferred Fort Collins facility, as per the waiver agreement, of $1,530; and

•	Accrued remaining waiver consideration to Tilray of $3,033.

During the nine months ended April 30, 2023, in addition to the above, the Company incurred expenses primarily associated with the standard monthly shared Belleville facility savings payments, of which the Company is contractually obligated to remit 50% of the savings to Tilray. Compared to the prior year’s period, where the transaction costs relate primarily to the acquisition and integration costs of Redecan, 48N and Zenabis, which included $22.1 million of broker fees.

Other Income and Losses

	For the three months ended			For the nine months ended
	April 30, 2023	January 31, 2023	April 30, 2022	April 30, 2023	April 30, 2022
	$	$	$	$	$
Interest and financing expenses	(295)	(1,263)	(5,147)	(4,025)	(15,701)
Interest income	336	511	183	1,397	1,149

Finance income (expense), net	41	(752)	(4,964)	(2,628)	(14,552)

Revaluation of warrant liabilities	212	273	3,147	487	42,481
Share of loss from investment in associates and joint ventures	(967)	43	(1,856)	(3,322)	(6,674)
Fair value gain/(loss) on senior secured convertible note	(4,327)	31,777	(15,110)	21,179	(80,105)
Gain/(loss) on investments	254	—	—	394	9,127
Gain on sale of Belleville Complex Inc.	(111)	—	—	(111)	(576)
Foreign exchange gain/(loss)	(2,838)	3,709	(527)	(8,151)	393
Other (losses)/gains	(1,213)	(1,633)	(413)	71	1,618

Non-operating income (expense), net	(8,990)	34,169	(14,759)	10,547	(33,736)

INTEREST AND FINANCING EXPENSES

Interest and financing expenses have significantly diminished as compared to Q2’23 due to the interest-bearing notes payable held by Zenabis ultimately having been deconsolidated in Q4’22. The expense have also decreased quarter over quarter as result of the repayment of the 8% convertible debentures on December 5, 2022.

Similarly, for the nine months ended April 30, 2023, the Company’s interest and financing expenses have diminished compared to the nine months ended April 30, 2022 due to those reasons outlined above.

REVALUATION OF WARRANT LIABILITIES

The applicable financial instruments are the US$ denominated warrants which are classified as a liability and remeasured at each period end date. In Q3’23, the revaluation gain of financial instruments was $212 due to a lower share price driving down the value of the Company’s warrant liabilities, relatively similar to the $273 gain incurred in the previous quarter.

Comparatively, in Q3’22, a revaluation gain of $3,147 was recognized as the result of the significant decrease in the Companys share price during that period.

During the nine months ended April 30, 2023, the $487 gain in warrant liabilities stems from the relatively moderate reduction in the Company’s stock price during the period. This is significantly lower than the $42,481 gain for the nine months ended April 30, 2022, as the stock price fell more significantly in the prior year’s period while the warrant liabilities were also closer to their granted value.

SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES AND JOINT VENTURES

In Q3’23, the share of gain/(loss) from investments in associates and joint ventures was ($967). The current periods is generated from the losses sustained in recognized by Truss LP. Comparatively, the previous quarter’s minor gain of $43 was recognized from

14    MD&A

the gain in Truss LP due to a non-recurring adjustment and offset by the loss sustained in Truss USA (which ceased operations in Q2’23).

During the three and nine months ended April 30, 2023, the share of gain/(loss) from investments in associates and joint ventures were ($967) and ($3,222) respectively, an improvement from the ($1,856) and ($6,674) losses in the prior years’ comparative periods. The reduced loss in the current period is attributable to the streamlining of operations in Truss LP as well as a non-recurring adjustment recognized by Truss LP in Q2’23.

FAIR VALUE GAIN/LOSS ON SENIOR SECURED CONVERTIBLE NOTE

The fair value loss on the senior secured convertible note in Q3’23 is the result of the periods accrued interest and a ($2,021) loss on credit spread through profit and loss (contrasting gain recognized through other comprehensive interest) offsetting a relatively nominal fair value gain of $1,297 primarily due to the decrease in the Company’s share price.

In Q3’22, the fair value loss related to the originally issued senior secured convertible note which continued to be in technical default which increased the principal owed from 110% to 115%. The $12,163 of amortized day 1 loss along with the loss on fair value of the remaining outstanding principal after the period’s optional redemptions. The Company’s credit spread increased from 35% to 42%, which resulted in the net loss, recognized through OCI of $1,894.

During the nine months ended April 30, 2023, the fair value adjustment of the senior secured convertible note resulted in a net gain of $21,179. The gain was due to, amongst other factors, the general decline in the underlying share price relative to the conversion factor. For the nine months ended April 30, 2022, a $80,105 fair value loss was recognized inclusive of $37,097 in amortized day 1 losses and a $19,062 million loss due to credit spread.

SALE OF INTEREST IN BELLEVILLE COMPLEX INC (‘BCI’)

On January 22, 2022, the Company disposed of its 25% interest in the joint venture Belleville Complex Inc for proceeds of $10,111. The initial consideration at the time of formation in October 2018 was $nil with a carrying value at the date of disposal of $984. As such, the Company recognized a gain of $9,127 upon disposal.

FOREIGN EXCHANGE GAIN/(LOSS)

Gains and losses are the outcome of favorable and unfavorable volatility in the CAD/USD FX rate period over period on the USD denominated senior secured note and cash balances. The losses recognized during Q3’23 are due to the unfavorable quarter over quarter increase in the CAD/USD rate relative to the Company’s senior secured convertible note. This was partially offset by the favorable impact on the Company’s remaining USD cash on hand. The gains recognized in Q2’23 were due to the favorable quarter over quarter increase in the CAD/USD rate on the Company’s senior secured convertible note $4,725 and were also partially offset by the unfavorable impact on the Company’s USD cash balance. Comparatively, in Q3’22, the unfavorable volatility in the USD/CAD exchange rate in Q3’22 applied to the Company’s USD denominated senior secured convertible note with HTI resulted in a loss of $1,245, which was offset by gains in the Company’s US cash balance.

During the nine months ended April 30, 2023, unfavorable volatility in the CAD/USD FX rate during the period, resulted in a ($11,904) loss on the Company’s senior secured convertible note and is partially offset by the favorable impact on the Company’s USD cash balance. During the nine months ended April 30, 2022, the unfavorable volatility in the CAD/USD FX rate during the period resulted in a ($6,655) loss on the Company’s senior secured convertible note and was offset by the favorable impact on the Company’s USD cash balance, which was approximately US$87.0 million as at April 30, 2022.

OTHER INCOME AND LOSSES

The Company recognized a gain of $5,000 in Q3’23 from the receipt of funds held in escrow since the acquisition of Redecan on August 30, 2021. The funds were a part of the original consideration to acquire the business based on preliminary working capital figures. The funds were ultimately mutually released by both HEXO and seller of the Redecan and received during the period. During the period, the Company also wrote off $6,138 of deferred financing fees, capitalized upon the issuance of equity through a standby commitment agreement. The write off was due to the low probability of the financing agreement being executed considering the status of the Arrangement Agreement as of the date of this MD&A.

In the prior quarter, the Company recognized a $1,633 loss, due to the write off of a sales tax receivable. Comparatively, the net loss of ($413) recognized in Q3’22 was due to the write off of certain prepaid assets and offset by a $396 recovery on a private investment matter.

Total other income for nine months ended April 30, 2023 nets to $71 due to those reasons noted above. In the comparative period of FY22, total other income amounted to $1,618 due to gains on lease exit and other recoveries, net of the above net write off.

15    MD&A

Adjusted EBITDA

As further discussed under section ‘Non-IFRS Measures’ Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Net loss before tax, plus (minus) income taxes (recovery), plus (minus) finance expense (income), plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments on the sale of in inventory and biological assets, plus (minus) restructuring and acquisition costs as these are the associated costs for the severance and other payroll related expenses to restructure the Company in such a manner that they are not expected to be a part of the Company’s continuous operations, plus (minus) certain non-cash items, as determined by management as follows:

	Q3’23	Q2’23	Q1’23	Q4’22	Q3’22
	$	$	$	$	$
Net loss before tax	(129,665)	3,670	(57,068)	(106,174)	(152,702)
Finance expense (income), net	(41)	752	1,917	3,870	4,964
Depreciation, included in cost of sales	4,642	4,675	4,773	5,112	4,814
Depreciation, included in operating expenses	831	839	784	2,652	1,579
Amortization, included in operating expenses	2,948	3,262	2,871	3,338	2,957
Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(212)	(273)	(2)	(1,791)	(3,147)
Share of loss from investment in joint venture	967	(43)	2,398	2,482	1,856
Fair value losses on senior secured convertible note	4,327	(31,777)	6,270	52,690	15,110
Unrealized loss/(gain) on investments	(143)	—	(140)	140	—
Foreign exchange loss/(gain)	2,838	(3,709)	9,023	1,058	527
Net gain on debt extinguishment	—	—	—	(20,534)	—
Net gain/(loss) on loss of control of subsidiary	—	—	—	(25,009)	—
Non-cash fair value adjustments
Realized fair value amounts on inventory sold	2,846	5,194	19,966	11,826	8,903
Unrealized gain on changes in fair value of biological assets	(982)	(1,394)	(2,403)	(16,901)	(13,238)
Crystalized fair value adjustment on PPA[3]	—	—	—	3,052	4,396
Restructuring costs & acquisition costs
Restructuring costs	85	481	1,062	3,788	2,804
Acquisition, integration and transaction costs	19,742	4,645	3,715	5,417	1,175
Other non-cash items
Share-based compensation, included in operating expenses	701	301	959	786	5,769
Write-off of biological assets and inventory	2,425	817	4,400	6,768	1,973
Write (up)/down of inventory to net realizable value—net	9,729	7,600	4,915	36,331	13,274
Impairment losses on property, plant and equipment	54,914	408	(611)	7,899	83,171
Impairment losses on intangible assets	18,775	—	—	—	—
Impairment of investment in associate	(115)	643	—	30,835	—
Recognition of onerous contracts and settlement adjustments	—	1,633	(2,917)	1,000	—
(Gain)/loss of long-lived assets	236	(269)	—	396	(2,935)
Other income/(losses)	1,213	133	(510)	(16,498)	413

Adjusted EBITDA	(3,939)	(2,412)	(598)	(7,467)	(18,337)

The Company’s Adjusted EBITDA loss decreased by $1,527, quarter over quarter. The increased loss is the result of $1,615 of reduced adjusted gross margin, driven by lower net sales and other factors (see section ‘Gross Margin Before Adjustments’). The current periods Adjusted EBITDA contains $2,495 of Health Canada cannabis fees which the Company recognizes, in full in Q3, each fiscal year.

When compared to Q3’22, adjusted EBITDA improved by $14,938, as the result of significantly improved operating expenses, representing savings of $18,761 and lower Health Canada cannabis fees. Partially offsetting these savings is the decline in adjusted gross profit relative to Q3’22 due to lower sales.

[3]	This is a supplementary financial measure. See section “Key Operating Performance Indicators” of this MD&A for additional details.

16    MD&A

Quarterly Results Summary

The following table presents certain unaudited financial information for the trailing eight fiscal quarters. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q3’23		Q2’23	Q1’23	Q4’22
Net revenue		$21,585	24,161	35,771	42,494
Total loss and comprehensive loss		$(115,345)	(11,062)	(52,054)	(102,367)
Weighted average shares outstanding	shares	43,782,726	42,997,028	42,927,745	36,813,573
Loss per share – basic		$(2.63)	(0.26)	(1.21)	(2.78)
Loss per share – fully diluted		$(2.63)	(0.26)	(1.21)	(2.78)

	Q3’22		Q2’22	Q1’22	Q4’21
Net revenue		$45,569	52,763	50,188	38,760
Total loss and comprehensive loss		$(146,663)	(690,254)	(116,908)	(67,959)
Weighted average shares outstanding	shares	30,922,758	25,410,870	17,986,134	10,144,155
Loss per share – basic		$(4.74)	(27.16)	(6.50)	(6.70)
Loss per share – fully diluted		$(4.74)	(27.16)	(6.50)	(6.70)

Financial Position

The following table provides a summary of our consolidated financial position as at April 30, 2023 and July 31, 2022:

	April 30, 2023	July 31, 2022
	$	$
Current assets	95,721	271,647
Non-current assets	300,957	409,302
Current liabilities	236,221	335,076
Non-current liabilities	17,726	32,181
Total shareholders’ equity attributable to HEXO Corp.	142,731	313,692

Current Assets

The following activities and events resulted in the net decrease of current assets during the nine months ended April 30, 2023:

•

The Company’s cash and cash equivalents position has decreased by $63,238, in part, as the result of the December 2019 convertible debt repayment of $40,729 upon its maturity in December 2022. For the remaining movement see section ‘Liquidity and Capital Resources’.

•

Restricted funds decreased by $29,971 as the result of the termination of the captive insurance program and the adoption of a directors and officers insurance program utilizing annual premiums as opposed to a pool of restricted cash not available for operational use.

•	The Company’s trade receivables decrease by $21,883 as the result of increased vigilance and enhanced account management which improved the timeliness of collection.

•

Inventory has been reduced by $33,845 due to higher net consumption and lower purchased cannabis and raw materials to finished goods. This was done to better align inventory levels to customer demand and by virtue attempt to limit excess and obsolete impairment exposure. Lower weighted average pricing also decreased the gain on fair value on inventory.

•	Biological assets have decreased by $8,747, primarily as the result of harvesting the Cayuga outdoor grow crops since July 31, 2022.

•

The $3,855 decrease in commodity taxes recoverable and other receivables was driven by collections upon the finalization of a sales tax audit and partially offset by uncollected credits/recoveries and the outstanding proceeds from the sale of a certain facility.

Non-Current Assets

The following activities and events resulted in the net decrease of non-current assets during the nine months ended April 30, 2023:

•

Property, plant and equipment decreased by $25,098 most as a result of standard depreciation and the transfer of the Company’s Fort Collins facility to Tilray as consideration under the waiver agreement. Impairment losses of $54,711 further reduced the net book value as the result of allocation the Company’s CGU impairment to property plant and equipment on a weighted average basis. The Company has no significant ongoing capital projects.

•

Intangible assets decreased by $5,185 due to amortization, net of $3,895 of intangible additions pertaining to the capitalization of Company’s new ERP system and the T2.0 licensing rights. Similarly to the above, impairment losses of $18,775 we recognized upon the allocation of the CGU impairment loss to intangible assets.

•

The Company’s investments in associates decreased by $4,325 as a result of equity pick up of the respective operating losses in Truss LP and Truss CBD USA as well as the $528 write down and $635 disposal of Truss CBD USA upon its dissolution.

17    MD&A

Current Liabilities

The following activities and events resulted in the net decrease of current liabilities during the nine months ended April 30, 2023:

•	Accounts payable and accrued liabilities decreased by $44,566 due to the following key factors:

•	A transfer of $8,530 owed to a cannabis supplier into other liabilities as the result of a legal judgement.

•

The settlement of accruals, most notably, professional fees related to integration costs, year-end audit and SOX compliance fees, refinancing success fees, and a lease termination fee upon exit of the Belleville facility.

•	Shared cost savings payments of approximately $12,250 made to Tilray pertaining to the closure of the Belleville facility; and

•

The net decrease in payroll related accruals due to a change in estimated RSU settlement (cash to equity) and general reduction to payroll due to lower headcount and the wind down on severance continuance pay.

•	The December 2019 convertible debenture matured in December 2022 and was fully paid, reducing current liabilities by $38,301 from July 31, 2022.

•

The Senior secured convertible note decreased by $32,358, driven by the 51% reduction in share price and the payments of $25,450 in monthly, deferred, and accelerated advisory fees which is accounted for as deemed interest and capitalized under the senior secured convertible note.

•	The net increase to other liabilities of $5,256 is the result of the legal judgement as stated above.

Long-Term Liabilities

Since July 31, 2022 long-term liabilities have decrease $14,455 due to the tax recovery of $13,123 triggered primarily by the CGU impairment. Long-term lease liabilities fell $865 as the leases approach maturity and through the exit of a certain administrative lease.

Shareholders’ Equity

During the nine months ended April 30, 2023, the net decrease to shareholders’ equity is due to the following:

•	The Company issued $3,882 in share capital during the period as the result of entering into a licensing agreement and payment for the equity line of credit agreement.

•	On a net basis, the Company’s share-based payment reserve decreased by $8,140, due to $11,762 of expired stock options offset by $3,622 in share-based payment expenses recognized in the period.

•	Contributed surplus has increased by $13,359 due to the expiry of fully matured warrants and vested stock options.

Liquidity and Capital Resources

Cash Flow Highlights

For the nine months ended	April 30, 2023	January 31, 2022
	$	$
Opening cash and cash equivalents	83,238	67,462
Cash (used)/received through:
Operating activities	(23,144)	(91,747)
Financing activities	(75,248)	173,228
Investing activities	35,154	(111,217)

Ending cash and cash equivalents	20,000	37,726

Operating Activities

Net cash used from operating activities for the nine months ended April 30, 2023 improved from the comparative period of fiscal 2022 due to the following.

Cash used in operating activities decreased by 77% from the comparative period due to the general reduction in the Company’s total pre-tax net loss, and the realization of cost savings initiatives and restructuring. Contributing factors include:

•	The Company’s general, administrative, selling, marketing and promotional, and R&D expenses have decreased by $50,614;

•	Cash based restructuring costs were reduced by $9,689 due to the major restructuring events of FY22.

•	Collection of trade accounts receivable improved by $17,728 due to increased collection efforts.

•	The Company’s excise taxes payables have also increased $14,833 as the result carrying additional monthly periods liabilities relative to FY22.

•	Carried inventory and biological assets have also diminished as compared to FY22 (see section ‘Current Assets’).

Financing Activities

Cash used in financing activities in the nine months ended April 30, 2023 increased relative to the cash generated in the nine months ended April 30, 2022 due to the following events and transactions:

18    MD&A

For the nine months ended April 30, 2023

•	The Company undertook no financings or additional debt during the nine months ended April 30, 2023.

•	Cash payments of $13,972 were made to Tilray as consideration to acquire the waiver pertaining to certain financial covenants associated with the Senior secured convertible note.

•	The outstanding principal of $40,140 was repaid upon the maturity of the December 2019 convertible dentures.

•	Financing costs associated with the senior secured convertible note amounted to $18,711.

For the nine months ended April 30, 2022

•

Cash was generated for the purpose of acquiring Redecan through the issuance of common shares through the underwritten public offering in August 2021 was $175,034; and $27,266 from an ATM program in order to support general working capital.

•	The Company utilized $10,111 of cash proceeds from the sale of its investment in BCI towards repayment of the original senior secured convertible note.

•	The Company repaid convertible and other debt in the amount of $11,849.

Investing Activities

Net cash generated through investing activities for nine months ended April 30, 2023 improved comparatively from the cash utilized in the nine months ended April 30, 2022 due to the following events and transactions:

•

During the current fiscal year, management unrestricted $29,971 of net cash through the termination of the captive insurance program and the adoption of a traditional directors and officers insurance program utilizing annual premiums versus a pool of restricted funds.

•	In Q3’23 the Company received cash held in escrow of $5,000 (see section ‘Other Income’).

•

In Q1’22, the Company’s $286,454 of Cash held in escrow (raised through the Senior secured convertible note in May 2021) was fully utilized to partially fund the $402,173 cash component of the Redecan transaction. The balance of the cash component was derived from the cash raised in August 2021 underwritten public offering. Total cash payments on business acquisitions, net of cash acquired was $381,157.

•

The net acquisition of property, plant and equipment was ($14,518) in the comparative period of FY22 compared to net proceeds received of $3,722 in the current period. The Company has disposed certain assets held for sale and there were no continuing capital projects during the period.

•	No cash contributions to the Company’s investments in associates were made during the period, compared to $11,187 in FY22.

Going Concern

During the three and nine months ended April 30, 2023, the Company reported operating losses of $120,716 and $190,984, respectively; cash outflows from operating activities of $23,144 in the nine months ended April 30, 2023 and an accumulated deficit of $2,014,326 and has yet to generate positive cashflows or earnings. The Company had a working capital deficiency of $140,500 and held cash and cash equivalents of $20,000 as at April 30, 2023 ($83,238 at July 31, 2022).

On April 10, 2023 the Company entered into a definitive arrangement agreement (the “Arrangement Agreement” or the “Arrangement”) with Tilray Brands Inc. (“Tilray”) whereby Tilray will acquire all of the issued and outstanding common shares of the Company subject to shareholder approval and the satisfaction of or waiver of the closing conditions under the Arrangement Agreement (for full transaction details see Note 13). Under the proposed Arrangement Agreement, Tilray will acquire all of the issued and outstanding common shares of the Company whereby each HEXO Shareholder will receive 0.4352 of a share of Tilray common stock in exchange for each HEXO Share implying a purchase price of US$1.25 per HEXO Share based on the volume weighted average price of Tilray Shares on the Nasdaq Stock Market (“Nasdaq”) for the 60-day period ended on April 5, 2023.

The Company and Tilray also entered into a letter agreement on April 10, 2023 (the “Original Waiver and Amendment Agreement”), which, among other things, provides for a waiver by Tilray of, and the amendment to, certain covenants under the amended and restated senior secured convertible note due May 2026 issued by the Company and held by Tilray (the “Note”) to mitigate the risk of covenant breaches by the Company until the consummation of the Arrangement and to allow the Company to use existing cash resources to satisfy the Company’s ongoing payment and contractual obligations and operate its business.

The amendments to certain financial covenants were as follows; Tilray has agreed to waive the requirement under the Note that HEXO achieve a positive Adjusted EBITDA for the three months ending April 30, 2023 and for subsequent quarters, and to amend the financial covenant set out under the Note to reduce the minimum liquidity threshold from US$20 million to US$4 million. On April 30, 2023 the Company was compliant with the amended minimum liquidity covenant.

Subsequent to the period, on June 1, 2023, the Company and Tilray amended the Arrangement Agreement in order to satisfy a condition precedent of a private placement of Series 1 Preferred Shares, a first tranche of which was also completed with the issuance of US$11,500,000 in Series 1 Preferred Shares on June 1, 2023. See Note 13, Subsequent Events, for a detailed description of the private placement and the amendments to the Arrangement Agreement as well as other concurrent agreements and transactions. Upon execution of the private placement, the amended minimum liquidity covenant has been reduced from US$4 million to one US dollar (Note 30).

19    MD&A

In the event the Arrangement is not consummated, there is a significant probability of the Company not being able to meet to meet its obligations as they come due within the twelve months following April 30, 2023 and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

There can be no assurances that the Arrangement will be consummated. If the Arrangement is not completed, the Company will be confronted with default under one or more covenants under the Note, either within the near term or in the next 12-month period. As such, these circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

Capitalization Table

All figures in this section reflect and give effect to the 14:1 Consolidation effected in December 2022.

The capitalization information in the table below presents the balances of issued and outstanding common shares and other convertible securities as at the date of this MD&A, April 30, 2023 and July 31, 2022.

	June 14, 2023	April 30, 2023	July 31, 2022
Common shares	43,996,355	43,996,355	42,927,745
Warrants	3,873,222	4,148,883	4,255,873
Options	2,950,839	2,991,503	1,763,362
Restricted share units	66,987	66,987	145,233
Deferred share units	489,616	489,616	292,028
Convertible debentures	—	—	226,831
Senior secured convertible note	42,210,051	42,800,432	39,777,300

Total	93,587,070	94,493,776	89,388,372

The following table summarizes stock option activity during the nine months ended April 30, 2023 and the year ended July 31, 2022.

	April 30, 2023		July 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Opening balance	1,763,337	10.22	858,414	148.82
Granted	1,541,166	1.73	1,275,136	10.27
Replacement options issued on acquisition	—	—	11,572	100.66
Forfeited	(108,918)	38.84	(336,731)	62.53
Expired	(204,082)	82.37	(43,838)	310.79
Exercised	—	—	(1,216)	35.56

Closing balance	2,991,503	29.42	1,763,337	10.22

The following table summarizes information concerning stock options outstanding as at April 30, 2023.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$1.58	1,432,234	9.99	—	—
$3.64–$10.50	1,059,729	9.09	250,043	8.93
$26.04–$138.88	297,893	6.87	237,277	6.53
$150.64–$46.00	201,647	5.66	201,647	5.66

	2,991,503		688,967

20    MD&A

The following table summarizes RSU activity for nine months ended April 30, 2023 and the year ended July 31, 2022. As of April 30, 2023, 64,921 of the RSUs were vested.

	April 30, 2023		July 31, 2022
	Units	Value of units on grant date	Units	Value of units on grant date
		$		$
Opening balance	145,236	41.58	39,345	110.74
Granted	—	—	108,374	24.36
Exercised – cash settled	(78,249)	3.89	—	—
Forfeited	—	—	(2,483)	46.20

Closing balance	66,987	25.68	145,236	41.58

The following table summarizes DSU activity for the nine months ended April 30, 2023 and the year ended July 31, 2022.

	April 30, 2023		July 31, 2022
	Units	Value of units	Units	Value of units
		$		$
Opening balance	292,030	3.36	—	—
Granted	207,872	2.21	—	—
Exercised – cash settled	(10,286)	1.78	292,030	10.08

Closing balance	489,616	1.70	292,030	3.36

All DSUs have been issued to directors of the Company and fully vest upon the termination of their tenure as directors. As at April 30, 2023, there were no vested DSUs. Upon completion of the Arrangement, the DSUs shall contractually vest and be settled in cash for an agreed upon amount of US$1.25/unit.

The following table summarizes warrant activity during the nine months ended April 30, 2023 and year ended July 31, 2022.

	April 30, 2023		July 31, 2022
	Number of warrants	Weighted average exercise price[1]	Number of warrants	Weighted average exercise price[1]
		$		$
Outstanding, beginning of period	4,255,875	84.98	2,619,070	123.90
Expired and cancelled	(76,992)	197.18	(227,077)	474.04
Issued on acquisition	—	—	111,023	314.02
Issued	—	—	1,752,858	60.90

Outstanding, end of period	4,178,883	85.01	4,255,875	84.98

[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

Capital Resources

On April 30, 2023, the Company’s working capital deficiency and adjusted working capital (see ‘Non-IFRS Measures’) totaled ($140,500) and $16,421, respectively. The Company had no “in-the-money” warrants or vested stock options issued and outstanding as of April 30, 2023, using the closing market price of the common shares on the TSX of $1.64.

21    MD&A

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

Commitments

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts. These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years as at April 30, 2023 are as follows:

	2023 (three months remaining)	2024 – 2025	2026 – 2027	Thereafter	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	28,015	—	—	—	28,015
Excise taxes payable	18,194	—	—	—	18,194
Other liabilities and onerous contracts	11,046	—	—	—	11,046
Senior secured convertible note(1)	2,948	23,584	241,746	–	268,278
Undiscounted lease obligations	395	780	300	1,200	2,675
Capital projects(3)	2,144	—	—	—	2,144
Service contracts	849	1,745	164	—	2,758
Tilray advisory and cost savings agreement(2)	857	46,844	36,661	—	84,362

	64,448	72,953	278,871	1,200	417,472

(1)	Based on the future cash payment at maturity of the total outstanding principal as at April 30, 2023 and assuming all interest payments are made when due.
(2)	Commercial agreements executed with Tilray Brands on July 12, 2022, a part of the Strategic Alliance initiative and reassignment of the Company’s Senior secured convertible note.
(3)	The Company’s stated capital projects commitments are disclosed on the basis of management’s current capital budget and is subject to change.
(4)	Under the Arrangement Agreement all capital and non-capital expenditures over US$100 require the consent of Tilray and by virtue of this, certain elements in the above table may be subject to change.

LITIGATION

The Company may be, from time to time, subject to various administrative and other legal proceedings. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated. While the following matters are ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims.

On of April 23, 2023, the Superior Court of Quebec dismissed the class action lawsuit against the Company and its former Chief Executive Officer, filed November 19, 2019. The lawsuit had asserted causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and March 27, 2020. The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) HEXO’s management of its inventories. The plaintiffs sought to represent a class comprised of Québec residents who acquired the Company’s securities either in an Offering (primary market) or on the secondary market during such period and sought compensatory damages for all monetary losses and costs. On March 14, 2023 the Plaintiff has filed an appeal of the court’s judgement. The Company continues to believe the lawsuit to be without merit and intends to once again defend the claim through the appeals process and as such no accrual has been made as at April 30, 2023 (July 31, 2022—$nil).

As of April 30, 2023, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

During the year ended July 31, 2020, the Company recognized an onerous contract provision of $4,762 related to a fixed price supply agreement for the supply of cannabis. During the nine months ended April 30, 2023, the onerous provision was adjusted to

22    MD&A

the court judgement amount of $1,846. On April 30, 2023, the total outstanding judgement liability was $10,530 (presented in other liabilities). Management has initiated an appeal against the court’s decision and is simultaneously pursuing a settlement with the counterparty.

On February 24, 2023 the Company received a notice of arbitration from a capital markets consulting group claiming the Company failed to pay a completion fee in connection to an advisory arrangement. The claimant is seeking $11,904 for breach of contract. The Company believes the action to be without merit and intends to vigorously defend the claim. No provision has been recognized as of April 30, 2023, for the completion fee. As of April 30, 2023, the Company has accrued $291 of associated monthly work fees, owed to the consulting group.

Financial Risk Management

HEXO is exposed to risks of varying degrees of significance which could affect the Company’s ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which HEXO is exposed are described below.

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to the investment of cash and cash equivalents, restricted funds and short-term investments. The Company may, from time to time, invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at April 30, 2023, the Company has $235,850 (US$173,700) of outstanding principal on the senior secured convertible note (Note 13) bearing interest of 5% per annum, paid semi-annually. The senior secured convertible note bears a fixed interest rate and therefore is not subject to interest risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial liabilities

The sensitivity of the Senior secured convertible note due to price risk is disclosed in Note 13 of the financial statements.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related net increase or decrease to Comprehensive loss of an estimated $17,825 (July 31, 2022 – $22,335). The following table presents the Company’s price risk exposure as at April 30, 2023 and July 31, 2022.

	April 30, 2023	July 31, 2022
	$	$
Financial assets	–	504
Financial liabilities	(178,251)	(211,096)

Total exposure	(178,251)	(210,592)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. As at April 30, 2023, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents and restricted funds are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2022 – AA).

Certain restricted funds in the amount of $29,994 were managed by an insurer and were held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating; however, they utilized custodian is Citibank which holds a credit rating of A+. During the nine months ended April 30, 2023, management entered into a new directors and officers insurance program which released the cell captive restricted funds of $29,994.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario, Alberta and British Columbia. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss on April 30, 2023 is $692 (July 31, 2022 – $1,927).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

23    MD&A

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at April 30, 2023 and amounted to $43,296 (July 31, 2022 – $158,461).

The following table summarizes the Company’s aging of trade receivables on April 30, 2023 and July 31, 2022:

	April 30, 2023	July 31, 2022
	$	$
0–30 days	13,971	24,661
31–60 days	1,824	11,808
61–90 days	1,031	2,177
Over 90 days	4,290	4,353

Total	21,116	42,999

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the nine months ended April 30, 2023, the Company’s recorded sales to the crown corporations; the Ontario Cannabis Store (“OCS”), le Société québécoise du cannabis (“SQDC”), Alberta Gaming, Liquor and Cannabis agency (“AGLC”) and the British Columbian Liquor Distribution Branch (“BCLDB), and, representing 45%, 20%, 19% and 16%, respectively (April 30, 2022 – SQDC, OCS and AGLC representing 18%, 28% and 13%, respectively) of total applicable periods net cannabis sales.

The Company holds trade receivables from the crown corporations OCS, SQDC, ALGC and BCLDB representing 61% of total trade receivables, respectively as at April 30, 2023 (July 31, 2022 – the crown corporations OCS and AGLC representing 52%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 – Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its working capital requirements. On April 30, 2022, the Company has $20,000 (July 31, 2022 – $83,238) of cash and cash equivalents and $21,116 (July 31, 2022 – $42,999) in trade receivables.

The Company has current liabilities of $236,221 (July 31, 2022 – $335,076) on the statement of financial position. As well, the Company has remaining contractual commitments of $4,047 due before July 31, 2023. Current financial liabilities include the Company’s obligation on the senior secured convertible note. The senior secured convertible note is classified as current due to the noteholders ability to convert the note into equity at any time during the life of the note, and therefore does not reflect a cash based current liability as at April 30, 2023.

The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2023 (three-months remaining)	2024	2025	2026	2027	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	28,015	—	—	—	—	—	28,015
Excise taxes payable	18,194	—	—	—	—	—	18,194
Undiscounted lease payments	197	390	390	150	150	1,200	2,477
Senior secured convertible note	3,966	34,451	39,033	270,117	12,220	—	359,787

Total	50,372	34,841	39,423	270,267	12,370	1,200	408,473

Foreign Currency Risk

On April 30, 2023, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of certain amounts of cash and cash equivalents, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. On April 30, 2023, $4,032 (US$2,969) (July 31, 2022 – 104,215 (US$81,266)) of the Company’s cash and cash equivalents was in US$. A 1% change in the foreign exchange rate would not result in a material change to the unrealized gain or loss on foreign exchange.

The Company’s senior secured convertible note is denominated in US$. The sensitivity of the senior secured convertible note due to foreign currency risk is disclosed in Note 13 of the financial statements.

Critical Accounting Estimates and Assumptions

HEXO’s critical accounting assumptions are presented in Note 4 of the Company’s annual audited consolidated financial statements for the year ended July 31, 2022, and in certain cases the financial statement note itself. The annual audited consolidated financial

24    MD&A

statements are available under HEXO’s profile on SEDAR and EDGAR.

There have been no changes to the Company’s critical accounting estimates and assumptions as at April 30, 2023.

Related Party Transactions

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

The following table presents the compensation provided to key management during the defined period:

	For the three months ended		For the nine months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
	$	$	$	$
Salary and/or consulting fees	672	748	1,825	2,237
Termination benefits	50	2,516	50	7,830
Bonus compensation	—	307	—	2,666
Stock-based compensation	643	3,877	2,050	6,977

Total	1,365	7,448	3,925	19,710

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Related Parties and Transactions

Tilray Brands Inc. is the holder of the Company’s Senior secured convertible note, see Note 13 of the financial statements for full details. During the three and nine months ended April 30, 2023 the Company recognized revenues of $1,404 and $4,082, respectively from the sale of bulk cannabis (under standard market terms and prices) and services provided to Tilray during the three and nine months ended April 30, 2023.

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 8).

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produced, and packaged cannabis infused beverages in the Cannabis Infused Beverage (“CIB”) Facility. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) and commenced manufacturing by producing CIBs within the Belleville facility. Under a second arrangement and until Truss LP operationalized its cannabis selling license on November 1, 2022, the Company purchased the manufactured goods from Truss LP and sold the beverages through to third parties, as a principal under the arrangement. Truss LP received its license for the selling of cannabis on May 2, 2022, however, Truss LP was unable to operationalize the license to be utilized until November 1, 2022. The Company acted as the principal in the arrangement during the three months ended October 31, 2022 and ceased doing so on November 1, 2022 at which point the Company no longer recognizes the sale of CIBs in the condensed interim consolidated statements of net loss.

During the nine months ended April 30, 2023, the Company purchased $1,551, respectively (April 30, 2022 – $912, under the previous arrangement and $9,196 under the second arrangement) of manufactured products under the second updated arrangement.

Management’s Report on Internal Controls over Financial Reporting

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. DCP and ICFR has been designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Management has assessed the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that internal control over financial reporting was not effective as of April 30, 2023, as a result of the previously reported material weaknesses in internal control over financial reporting in the Company’s July 31, 2022 MD&A.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the assessment of the effectiveness of our internal control over financial reporting, management identified material weaknesses that existed as of July 31, 2022. For the year ended July 31, 2022, the Company identified material weaknesses in the Company’s control environment, risk assessment procedures, monitoring activities, anti-fraud control activities, information and communication processes, control activities, period-end financial reporting, non-routine, unusual or complex transactions, transaction-level control activities, and information technology general controls. While improvements have been made, these material weaknesses remain unremediated at January 31, 2023 and we continue to provide disclosure of these material weaknesses under three main areas: (i) Control environment, (ii) Control activities and (iii) Information Technology General Controls.

i. Control Environment

The Company did not design or implement adequate oversight processes and structures, or an organizational design to support the achievement of the Company’s objectives in relation to internal controls. The Company identified multiple deficiencies in internal controls, primarily due to the control environment not being mature enough to support the increasing complexity of the business and rapid expansion through acquisitions. As a result, pervasive issues exist within the control environment that impact the ability of the Company to maintain effective internal control over financial reporting. In addition, accountability for adherence to policies and processes across the organization was not consistently enforced; and as such, there is increased likelihood of misstatements occurring. This material weakness contributed to the following further material weaknesses:

•

Risk Assessment procedures did not fully identify risks of misstatement that could, individually or in combination with others, increase the vulnerability of the Company to material misstatements to the financial statements, whether intentional or unintentional.

•

Monitoring activities did not operate effectively to identify control gaps and control deficiencies in significant processes in a timely manner. In addition, monitoring activities did not operate to identify new risks related to changes in the business, and as such, these risks were not assessed or responded to in the internal control environment.

•

While the Company is not aware of any material fraud or suspected fraud, anti-fraud control activities were not designed to effectively mitigate the risk of fraud events occurring or not being detected in a timely manner to an acceptable level. Control deficiencies were identified in both the fraud risk assessment and the design and monitoring of the Company’s whistleblower hotline.

•

Information and communication processes did not effectively operate to ensure that appropriate and accurate information was available to financial reporting personnel on a timely basis to fulfill their roles and responsibilities. Significant changes to the composition of the board and senior management have also impacted information and communication, as well as the overall control environment.

These entity level control deficiencies did not result in a misstatement to the financial statements; however, when aggregated, could impact the ability of the Company to maintain a system of effective internal control, including an effective anti-fraud program. These deficiencies could potentially reduce the likelihood of preventing or detecting misstatements, which could impact multiple financial statement accounts and disclosures. Accordingly, management has determined the above deficiencies constitute a material weakness, both individually and in aggregate.

ii. Control Activities

We previously identified material weaknesses in our internal control over financial reporting that continue to exist. Throughout the period, the Company was not able to maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company was impacted by a material level of employee turnover, both voluntary and involuntary. The Company was also impacted by the lean available talent pool s driven by certain macro-economic factors, which made it difficult to find suitable talent to replace these vacancies. As a result, there was not a complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements throughout the fiscal period. This resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives and insufficient segregation of duties in our finance and accounting functions. This material weakness contributed to the following further material weaknesses:

26    MD&A

•

The Company did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate and timely financial accounting, reporting and disclosures. Specifically, the Company did not consistently maintain formal accounting policies, procedures and appropriate controls over the preparation and review of account reconciliations and journal entries.

•

The Company did not design and consistently maintain effective controls to achieve reasonable assurance that transactions are properly initiated, authorized, recorded and reported. Specifically, the Company did not adequately maintain controls over a number of significant processes, including purchases-to-pay, revenue and receivables, treasury, inventory, biological assets, property, plant and equipment, borrowings, business acquisitions, intangible assets, leases, equity accounted investments, equity and financial reporting close processes.

•

The Company did not maintain processes and controls to analyze, account for and disclose non-routine, unusual or complex transactions. Specifically, the Company failed to timely analyze and account for the senior secured convertible note, impairment of non-financial assets, and non-routine complex transactions including the accounting and reporting related to material acquisitions.

These material weaknesses resulted in audit adjustments to inventory, loans and borrowings, senior secured convertible note, leases, and related right of use assets, accruals, revenue, various expense line items and related financial statement disclosures, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended July 31, 2022. Additionally, these material weaknesses, individually and in the aggregate, could result in a material misstatement of the Company’s accounts or disclosures that would not be prevented or detected.

iii. Information Technology General Controls

The Company did not design and maintain effective controls over some information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to:

•

User access controls, as although user access termination controls were designed during the current year, these controls were not operating effectively at year end. In addition, user access provisioning and review controls have not been designed properly and as a result have not operated effectively; and

•	Testing and data validation controls for program development to ensure that new software and application development is aligned with business and IT requirements.

We have determined that program change management controls for financial systems and the related controls over computer operations that were previously ineffective have now been remediated.

The IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT general controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Status of Remediation Plan

As previously disclosed, management, with the assistance of external specialists, began reviewing and revising our internal control over financial reporting. Management is committed to implementing changes to our internal control over financial reporting to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities are in progress:

•

We are continuing to implement additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company’s standard of conduct, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company.

•

As of the date of this MD&A, we have bolstered the collective finance and accounting departments internal controls and accounting knowledge with new full-time employees. Management has also restructured the organizational chart to more clearly defined roles and responsibilities as needed to meet the needs of the internal control environment.

•

We have engaged external specialists to assist management with the testing of internal controls and provide advisory services for the remediation efforts and training. As a result, we continue to assess risks related to financial reporting, understand and document significant financial reporting processes, and reassess the design and operation of key controls. We have also strengthened monitoring controls, by implementing internal control oversight meetings with our Audit Committee as we work through our remediation plan.

•

In November 2021, we designed a more robust anti-fraud program, including the transitioning to a third-party service providers for the monitoring of the Whistleblower hotline. Management has implemented an annual review and acknowledgment of the Code of Ethics for all personnel.

•

We continue to be in the design and development stage of an ERP and IT ecosystem project, which will be implemented in the next fiscal year and replace our existing ERP systems. The new ERP is expected to provide the basis for a more standardized

27    MD&A

approach to ICFR across the Company, improve functionality and reduce reliance on manual spreadsheets. We are in the process of redesigning system development life cycle controls, and in particular those controls over testing and data validation for program development to ensure that the new ERP is aligned with business and IT requirements.

While we believe these actions will contribute to the remediation of material weaknesses, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the control deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified through our remediation processes, are fully implemented, and concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated.

Changes in Internal Control Over Financial Reporting

Beginning in Q2’23 Redecan is within scope for management’s internal control assessment. Management is in the process of addressing the Redecan deficiencies, which are consistent with those as described in the Management’s Report on Internal Controls over Financial Reporting filed within the annual MD&A.

Other than the above, there have been no changes in the Company’s internal control over financial reporting during the Company’s three and nine months ended April 30, 2023 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties that may materially and adversely affect our business, products, financial condition and operations. The Company’s fulsome discussion over its risk factors are disclosed in the annual Managements Discussion & Analysis and Annual Information Form dated October 31, 2022 available under our profile on www.sedar.com and www.edgar.com.

•

If the Arrangement is not completed and the Waiver Period elapses, the Company will once again be subject to the original minimum liquidity covenant of US$20 million and be required to reach positive Adjusted EBITDA in subsequent fiscal quarters and the Company will be confronted with either immediate or near term default under one or more covenants under the Note, with no assurance that Tilray would agree to waive or permit such default for any period of time beyond those contemplated under the Note. Furthermore, if the principal amount of the Note is not converted into common shares or the Company does not pay for accrued interest under the Note in equity, there will be a requirement for a significant amount of cash to satisfy the Company’s obligations under the Note. The Company’s business may not generate sufficient cash flow from operations and the Company may not have sufficient liquidity in the future to allow it make scheduled payments of interest under the senior secured convertible note or repay the note upon maturity in May 2026.

If any of the circumstances described in the prior paragraph materialize, it is more likely than not that the Company would be required to either voluntarily file a notice of intent or proposal or otherwise seek protection from its creditors under applicable bankruptcy, insolvency, liquidation, winding up or similar legislation, or be subject to an involuntary petition or proposal by Tilray under such legislation or other analogous process resulting in the appointment of a receiver, liquidator or monitor for the assets of the Company. In such circumstances, it is likely that the trading value of the common shares of the Company would decline significantly from the current trading price, and potentially would have little to no economic value. In addition, considering, among other things, the covenants, restrictions and other terms and provisions of the Note, it is unlikely that any third party would be willing either to acquire all of the outstanding shares of the Company or that the Company would otherwise be able to secure any other strategic, corporate or financing alternative, in the form of debt or equity.

The Company has consistently reported operating losses and has yet to generate positive cash flows or earnings. During the three and nine months ended April 30, 2023, the Company reported losses from operations of $120,716 and $190,984, respectively; cash outflows from operating activities of $23,144 in the nine months ended April 30, 2023 and an accumulated deficit of $2,014,326 and has yet to generate positive cashflows or earnings on a yearly basis. The Company had a working capital deficiency of $140,500 and held cash and cash equivalents of $20,000 as at April 30, 2023 ($83,238 at July 31, 2022). These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, generate positive cash flows from operations, utilize existing financing resources and/or seek alternative financing sources, and to comply with the financial and non-financial covenants pursuant to the Note. There is no assurance that additional future funding, if required, will be available to the Company, or that it will be available on terms which are acceptable to management. Failure to obtain adequate and favourable financing and capital resources could have a material adverse effect on the Company’s financial condition and position. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

•

The Company is subject to certain financial and non-financial covenants set forth in the Note. The Note contains customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. The Company is subject to, amongst others, an amended

28    MD&A

minimum liquidity covenant of US$1.00 pursuant to the Note, as amended by the Waiver and Amendment Agreement. The minimum liquidity covenant was modified to US$4 million from US$20 million and the positive Adjusted EBITDA requirement was waived under the Waiver and amendment agreement (see section ‘Proposed Acquisition of HEXO Corp. by Tilray Brands Inc.’). The Company had cash and cash equivalents of $20,000 (US$14,729) as at April 30, 2023. The Company is subject to a number of risks which could impact compliance with its financial covenants. These include: the Company’s ability to accurately forecast, timely accounts receivable collection, foreign exchange volatility, and the timing of the accounts payable and excise taxes payable cycles.

•

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

•

While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

The Company’s ERP may impact the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

•

The volatile Canadian cannabis industry has resulted in HEXO and it licensed producer peers to undergo rightsizing efforts which could saturate the market with similar assets the Company may intend to sell. This could result in further future losses and/or the inability for the Company to liquidate certain of its unneeded assets.

•

We have identified multiple material weaknesses in our internal controls as of April 30, 2023. If we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of HEXO’s shares may be adversely affected. While preparing and auditing our consolidated financial statements for the year ended July 31, 2022, we and our independent registered public accounting firm identified multiple material weaknesses in our internal control over financial reporting as of July 31, 2022. In accordance with reporting requirements set forth by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are identified in “Management’s Report on Internal Control over Financial Reporting” section of this MD&A. We have begun and will continue to implement measures to address the material weaknesses. However, the implementation of those measures may not fully remediate the material weaknesses in a timely manner. In the future, we may determine that we have additional material weaknesses or other deficiencies, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

•	The Company may not be able to develop and/or maintain strong internal controls and be SOX compliant by the mandated deadline.

•

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO’s control. Companies in the cannabis sector, including HEXO, have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, or a variety of other factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

•

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Continuing fluctuations in price and volume may occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially and adversely affected.

29    MD&A

•

We may issue additional securities to finance future activities outside of the offering. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on any exercise of options or other security-based compensation awards outstanding or issued by the Company, upon any exercise of outstanding common share purchase warrants, and upon any conversion or repayment in Common Shares of the principal amount of the Company’s outstanding convertible debentures. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

•

Based upon the nature of the Company’s current business activities, the Company does not believe it is currently an “investment company” (“IC”) under the U.S. Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

•	The Company is subject to restrictions from the TSX and Nasdaq which may constrain the Company’s ability to expand its business internationally.

•

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

•

We operate within a relatively young and evolving industry and are exposed to certain risks surrounding the fair value inputs related to the valuation of our biological assets and inventories, which may lead to certain impairments and write-offs. These inputs include but are not limited to; market pricings, external and internal demand for cannabis and cannabis products and by-products.

•	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

•

Conversely, we may be subject to growth decline related risks including reduced capacity needs and inactivity of our internal systems and related assets. Our ability to manage growth volatility effectively will require us to continue to monitor our external industry environment and modify our internal operations accordingly.

•

Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

•

We are currently a party to certain class action and other lawsuits as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.

•

Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

•

The Company’s ability to successfully identify and make beneficial acquisitions and/or establish joint ventures or investments in associates, as well as successfully integrate these future acquisitions into the Company’s operations.

•	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

•

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

•

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

30    MD&A

•

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

•	Conflicts of interest may arise between the Company and its directors.

•

The Company may be at risk as a result of breaches of security at its facilities or in respect of electronic documents, data storage and risks related to breaches of applicable privacy laws, cyber security risks, loss of information and computer systems.

•

Our common shares are listed on the TSX and Nasdaq; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

•	There is no assurance the Company will continue to meet the listing requirements of the TSX and/or Nasdaq.

•	An investment in our securities is speculative and involves a high degree of risk and uncertainty.

•	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

•	The Company operates in a highly regulated industry which could discourage any takeover offers.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures in this MD&A, as defined in this section. We employ these measures internally to measure our operating and financial performance. We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“Adjusted EBITDA”)

The Company has identified Adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings. See the “Adjusted EBITDA” section of this MD&A for an explanation of the composition and a quantitative reconciliation of the Adjusted EBITDA measure.

GROSS PROFIT BEFORE ADJUSTMENTS

This measure is utilized for those reasons as presented in “Gross profit before fair value adjustments.” The adjustment begins with the IFRS additional measure Gross profit before fair value adjustments. The cost of goods sold is then modified to remove the impact of write-offs of inventory and biological assets, write downs to net realizable value, destruction costs, depreciation in cost of goods sold and the crystalized fair value adjustments from purchase price accounting. The Company has identified this metric as useful and relevant information as it represents the gross profit for operational purposes based on costs to produce, package and ship inventory sold, exclusive of impairments and other write downs due to changes to internal or external influences impacting the net realizable value of inventory and inventory disposal costs. See the “Cost of Goods Sold and Fair Value Adjustments” section of this MD&A for a quantitative reconciliation of the Gross profit before adjustments measure.

Key Operating Performance Indicators

We have included certain key operating performance indicators within this MD&A, as defined in this section. We utilize these metrics internally for a range of purposes such as critical inputs in fair valuation techniques to evaluating the operating performance results in a given period.

CRYSTALIZED FAIR VALUE OR CRYSTALLIZATION

The crystallized fair value is the result of the purchase price accounting of Redecan and Zenabis. This represents the fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in ‘Realized fair value amounts on inventory sold’ but per IFRS 3 requirements, the fair value adjustments are capitalized to the inventory’s day one cost on the acquisition date.

ADJUSTED WORKING CAPITAL

Defined as the Company’s current assets less current liabilities net of the fair value of the senior secured convertible note but inclusive of twelve months of advisory fees (US$18m). The note is classified as a current liability as the lender possesses the ability to unilaterally convert the note to equity and therefore does not represent a cash-based liability to the Company within one-year of

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April 30, 2023. Working capital is utilized as a key metric for management in assessing the Company’s ability to meet its future obligations.

Other Defined Additional IFRS Measure

We have included the below additional IFRS measures as these represent cannabis industry financial statement line items and are present within the Company’s statement of loss and comprehensive loss for the three and nine months ended April 30, 2022.

ADJUSTED COST OF GOODS SOLD

Management utilizes this measure to analyze the cost of goods sold in the period excluding the impact of destruction costs, write offs, impairments and depreciation to support the below gross profit before fair value adjustments measure. Management believes the measure is beneficial to provide insight to the costs of goods sold applicable to the period’s revenue, and free of the impact of aged out stock and unsellable inventory written off during the period. See the “Cost of Goods Sold and Fair Value Adjustments” section of this MD&A for a quantitative reconciliation of the adjusted cost of goods sold measure.

GROSS PROFIT/MARGIN BEFORE FAIR VALUE ADJUSTMENTS

Management utilizes this measure to provide a representation of performance in the period by excluding the fair value measurements as required by IFRS, realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold. In accordance with CSA Staff Notice 51-357 issued in October 2018, we utilize an adjusted gross profit to provide a representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold as well as fair value adjustments to net realizable value, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

ADULT-USE NON-BEVERAGE REVENUES & BEVERAGE REVENUES

We utilize this differentiation to allow the user to identify the revenue streams generated by the Company’s perpetual sales activity vs. the future “to be” discontinued sales stream, cannabis infused beverages. As discussed in section ‘Beverage Based Adult-Use Sales,’ the cannabis infused beverage revenues ceased to be recognized by the Company on November 1, 2022 when Truss operationalized its cannabis selling license.

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

•	the consummation of the Arrangement, including the risks of any delays to the Arrangement and the risk that the Arrangement may not be consummated;

•

the likelihood that the Company will not be a going concern if the Arrangement is not consummated and the real risk of the Company being subject to bankruptcy or creditor protection proceedings in the near term in such circumstance;

•	the Company’s ability to be compliant with the financial and non-financial covenants as set out under the terms of the amended terms of the Senior secured convertible note;

•	the Company’s ability to implement its revised business strategy and realize the intended cost savings and benefits;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the Company’s ability to be compliant with the financial and non-financial covenants as set out under the terms of the Senior secured convertible note;

•	the Company’s ability to manage and integrate acquisitions;

•	the outlook and expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S;

•	the development of new products and product formats for the Company’s products;

•	the Company’s ability to obtain and maintain financing on acceptable terms;

•	whether the Company has the ability to fund arising obligations;

•	the impact of competition;

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•	the Company’s Truss business ventures with Molson Coors and the future impact thereof;

•	the changes and trends in the cannabis industry;

•	changes in laws, rules and regulations;

•	the Company’s ability to maintain and renew required licences;

•	the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•	the Company’s ability to protect intellectual property;

•	securities class action and other litigation to which the Company is subject; and

•	the effects of material adverse changes in the industry or global economy.

Although any forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors” in the Company’s 2022 Annual MD&A and Annual Information Form filed October 31, 2022. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

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